UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 6, 2012, entitled “Voluntary Announcement”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Voluntary Announcement

The Company received a notice today issued by the MOF regarding the increase of the threshold of the special oil income levy.  Pursuant to this notice, the threshold of the special oil income levy has been increased to US$55 per barrel with effect from 1 November 2011.

This announcement is made by the Company on a voluntary basis.

CNOOC Limited (the “Company”) received a notice today issued by the Ministry of Finance of the People's Republic of China (the “MOF”) regarding the increase of the threshold of the special oil income levy (Cai Qi [2011] No. 480) (the “Notice”). Pursuant to the Notice, as approved by the State Council, the MOF has decided to increase the threshold of the special oil income levy to US$55 per barrel with effect from 1 November 2011. Notwithstanding such adjustment, the special oil income levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The levy will be calculated on a monthly basis and collected on a quarterly basis. Details of the level of the levy are as follows:

Crude oil prices (US$/barrel)	Level of levy
55-60 (inclusive)	20%
60-65 (inclusive)	25%
65-70 (inclusive)	30%
70-75 (inclusive)	35%
Over 75	40%

Following the increase of the special oil income levy threshold, the Notice of the Ministry of Finance on Printing and Issuing the Management Rules on the Imposition of Special Oil Income (Cai Qi [2006] No. 72) shall continue to apply with respect to other issues relating to the collection and management of the special oil income levy.

This announcement is made by the Company on a voluntary basis.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 6 January 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang